Exhibit 12-A


               Chrysler Financial Corporation and Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                            (dollars in millions)


                                      Three Months Ended
                                           March 31,
                                     ----------------------
                                      1998           1997
                                      ----           ----
Net earnings before cumulative
 effect of changes in
 accounting principles               $  108         $   93

 Add back:
  Taxes on income                        52             48
  Fixed charges                         221            200
                                     ------         ------
   Earnings available for fixed
    charges                          $  381         $  341
                                     ======         ======


 Fixed charges:
  Interest expense                   $  218         $  195
  Rent                                    3              5
                                     ------         ------
   Total fixed charges               $  221         $  200
                                     ======         ======


Ratio of earnings to fixed charges     1.72           1.71
                                     ======         ======


The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).